Exhibit 99.3

                                                               STARTINGOUR JOURNEY  Sustainability Report 2019

     STARTINGOUR JOURNEY  At Borr Drilling, we continuously pursue our goal of zero harm to people and the environment, and operational excellence.With our modern fleet, we service our clients with new and innovative business models. We add to our offering sustainability and aim to be a leading sustainability service company in the oil and gas sector. Our sustainability strategy aims to ensure our enterprise has a positive impact on society.Let’s start our sustainability journey. Together. Step by step.

# TABLE OF CONTENT

Message from the CEO 5
Operations Overview 2019 6
Company Milestones & Sustainability Ambition 8
Governance 10
People 14
Safety 18
Environment 22
Performance Data 26
Charity Work 27



4

# MESSAGE FROM THE CEO



When I initiated our Sustainability Programme in 2019, nobody could have predicted the situation the whole world is experiencing as I write this message. Covid-19 is having a direct impact on everyone globally. It is affecting the lives of all our personnel and how we operate our businesses.

I introduced our Sustainability Programme because I believed this was the right thing to do; for the company and employees, for our children and for the future of the planet. This belief is unchanged and after the current Covid-19 crisis has passed, the requirements to move to a more sustainable world will remain. I expect 2020 is going to be a very challenging year for all companies, including Borr Drilling.

2019 was a very exciting year for Borr Drilling. Let me share some highlights with you. First of all, we continued our strategy of putting our premium rigs to work. We brought an additional eleven rigs into service in 2019, to reach a total of nineteen rigs contracted by the end of the year. Secondly, we launched our Americas region, with an initial focus on Mexico. There we have built a strong partnership with Schlumberger to provide innovative integrated services to our clients. Thirdly, we expanded in all other regions and moved our corporate offices to the UK. These achievements align with our vision to be the leading offshore drilling company.

As is the theme of this inaugural Sustainability Report, Borr Drilling has begun a journey. It is a journey to integrate sustainability into our business. It is important that we have started and that we have taken the first steps on this path. Throughout 2020 and beyond we will continue to build on these foundations, even during the Covid-19 crisis, so we will emerge a stronger company with a resolute sustainability strategy.

I am proud of this Sustainability Report and I hope you'll enjoy learning about the hard work already in place and our ambition for the years to come.

Svend Anton Maier
CEO Borr Drilling

5

# BUILT TO MAKE A DIFFERENCE

Borr Drilling is an international drilling contractor that owns and operates jack-up rigs of modern and high-specification designs.
We provide drilling services to the oil and gas exploration and production industry worldwide in water depths up to approximately 400 feet.

Our modern fleet of rigs and capable organisation will deliver safe and high quality drilling operations to our customers.

Combining a low cost base and a strong and experienced organisational culture with a unique capital structure, Borr Drilling is built to make a difference.

> "BORR DRILLING´S AMBITION IS TO ACQUIRE AND OPERATE MODERN OFFSHORE DRILLING ASSETS."

# CORPORATE STRATEGY

Borr Drilling's strategy is to build a substantial fleet of jack-up rigs and establish itself as the preferred provider of drilling services in hydrocarbon basins around the world.

The Company currently operates a fleet of modern jack-up drilling rigs from yards such as Keppel FELS and PPL Shipyard and is one of the largest premium jack-up companies globally – with the youngest fleet.

6

# BORR OPERATIONS 2019

| 35 | 19 | 99.6% | 4 |
|---|---|---|---|
| RIGS IN FLEET | CONTRACTED RIGS* | UTILIZATION | REGIONS |

**AMERICAS**

Mexico - 5 rigs

Office
- Villahermosa

**NORTH SEA**

UK - 2 rigs
Netherlands - 2 rigs

Office
- ⦿ London & Aberdeen
- Aberdeen
- Beverwijk (NL)


Aberdeen
London
Abu Dhabi
Villahermosa
Lagos
Singapore
Corporate Office
Regional Office
Operational Support Office

**AFRICA**

Nigeria - 4 rigs
Gabon - 1 rig

Office
- Lagos
- Port Harcourt
- Port Gentil

**MEA**

UAE - 2 rigs
Malaysia - 1 rig
Vietnam - 2 rigs

Office
- Abu Dhabi
- Bangkok
- Ho Chi Minh
- Kuala Lumpur

**RIG TRANSITION**

Singapore - 15 new build rigs in shipyard

Office
- Singapore

*Reflects status of company on 31-December-2019. Non-premium cold stacked rigs not shown on graphics. 16 Rigs operating and 3 rigs with committed contracts.

7

# COMPANY MILESTONES & SUSTAINABILITY AMBITION


2016
DECEMBER
Initial Private Investment
NOVEMBER
Purchase of 2 premium jack-up rigs from Hercules Offshore
2017
MARCH
Purchase of 10 existing and 5 Keppel newbuild jack-ups from Transocean
MARCH
Schlumberger investment
OCTOBER
Purchase of 9 premium jack-up rigs from PPL Shipyard Singapore
DECEMBER
First rig starts contract - Frigg in Nigeria
2018
MARCH
Acquisition of Paragon Offshore
MAY
Acquired 5 additional rigs
First CDP disclosure
ISO Certification for Abu Dhabi operations
2019
APRIL
Odin - First rig to operate in Mexico
MAY
Contract with Exxon in Nigeria commences
JUNE
ISO certification for Corporate HQ
JULY
Listing on New York Stock Exchange
Corporate HQ moves to UK
B-rating from Carbon Disclosure Project
Silver rating EcoVadis
2020
JANUARY
Sustainability Stakeholder Engagement Workshop
First Sustainability Report
ISO
CDP
ecovadis
2019

Our ambition is to be a sustainability leader among the offshore drilling community. To achieve this ambition, we have established a Sustainability Strategy and Action Plan.

Our Sustainability Strategy focuses on three areas:

- Invest to reduce our environmental impact and to increase our positive effect on society
- Establish and integrate sustainability into our way of doing business
- Identify opportunities for adaption to the energy transition

Over the course of the following three years we will implement the policies, programmes and actions to achieve this ambition.

## KEY INITIATIVES FOR 2020 TO 2022

1. Further development of the sustainability reporting structure. This year's report is the start and we intend to further develop this in the coming years, with an aim for alignment with the GRI Standard.

2. We conducted a Sustainability Stakeholder Engagement Workshop with senior management to identify which CSR topics are material for Borr Drilling. One of the outcomes of the workshop was that Governance is an important CSR topic and that additional focus on it should be established. This can be initially noted in our dedicated Governance section in this report.

3. The UN Sustainable Development Goals (SDG) are an important international initiative to improve the wellbeing of people and the planet by 2030. Borr Drilling wishes to contribute to this global programme. An assessment identified five SDGs where Borr Drilling can have most impact:
   - SDG 3: Good Health and Well Being
   - SDG 8: Decent Work and Economic Growth
   - SDG 12: Responsible Consumption and Protection
   - SDG 13: Climate Action
   - SDG 14: Life Below Water

   As part of our Sustainability Action Plan we will develop programmes to align our operations to support these SDGs.

4. GHG Emission reduction is key to matching our ambition to reduce impact on the environment. We will conduct assessments of opportunities to reduce engine usage through hybrid battery packs and energy management systems.


Planned for 2020-2022
Sustainable Development Goals
BORR DRILLING SUSTAINABILITY
Roadmap for further sustainability reporting
Governance
GHG Emissions Reduction and Energy Management
3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER

8
9

     GOVERNANCE  Strong corporate governance and engagement of the Board of Directors is important for a company to engage successfully with sustainability and therefore has been identified as a key aspect of Borr Drilling’s Sustainability Strategy.We are committed to operating with integrity and with respect for the laws, cultures and rights of individuals in all the countries in which we operate.Our Code of Conduct outlines our business ethics expectations and acts as aguide for all our employees and management.Please see the company’s Annual Report and website for further informationon corporate governance.

## OUR CODE OF CONDUCT

Our Code of Conduct constitutes the platform upon which all our policies and procedures are built and defines the high level of integrity and behaviour Borr Drilling expects of all employees. Established by the Board of Directors, our Code of Conduct applies to all employees, directors and officers as well as third parties who work with us.

The Code of Conduct outlines requirements in relation to prohibiting bribes and facilitation payments, acceptable practice on gifts and hospitality, avoiding Conflicts of Interest and ensuring Fair Competition. The expectation of our employees on International Trade Control and Anti-Boycott Laws is also presented.

In line with our Sustainability Strategy, it presents expectations on diversity and non-discrimination, safety, security and environmental protection.

A copy of our Code of Conduct can be found at www.borrdrilling.com.

## ANTI-CORRUPTION

Borr Drilling strictly prohibits payments of bribes or kickbacks of any kind, whether in dealings with public officials or individuals in the private sector. Each contract, agreement, engagement and any written commitment entered into with partners, suppliers or agents contain provisions enforcing and promoting strict compliance to this policy and relevant Anti-Bribery and Anti-Corruption Regulations.

We have partnered with TRACE International, a globally recognized anti-bribery business organization, to assist us with due diligence of our business partners, in particular third-party agents who perform marketing, shipping, freight forwarding, customs and visa services.

## LABOUR AND HUMAN RIGHTS

We respect the labour and human rights of our work force, business partners and the communities we operate in. Borr Drilling recognizes human rights as established in the Universal Declaration on Human Rights and labour rights as set out in the International Labour Organisation's conventions.

Borr Drilling does not tolerate human rights violations. In particular we prohibit child labour and only persons eighteen years or older may work on our rigs.

## ACTION AGAINST MODERN SLAVERY AND HUMAN TRAFFICKING (MSHT)

We take our obligation under the UK Modern Slavery and Human Trafficking Act seriously and are continually improving our engagement on this subject. For example, in 2019, key personnel obtained MSHT Awareness training. For 2020, the MSHT goals include supply chain assessment via the EcoVadis platform (see box), expanded training and commencement of an awareness raising campaign across the fleet.

In addition to the UK MSHT Act requirements, Borr Drilling has policies and procedures in place to ensure compliance with the California Transparency in Supply Chains Act and/or the U.S. Government's Federal Acquisition Regulation on Ending Trafficking in Persons.

## WHISTLEBLOWER POLICY

Our Whistleblower Policy provides guidelines for board members, management and employees as well as third parties to report any breach of the Code of Conduct or violation of any applicable law in countries where we operate. Encouraging the voicing of any concerns, our Business Ethics Hotline consists of a telephone service and website operated by an independent third party. In 2020, this service will be expanded to include communications in languages of all countries we operate in and websites in English, Spanish and French.

Reports to the hotline are initially shared with our General Counsel, who processes them in accordance with the Whistleblower Procedure.

## CYBER SECURITY MANAGEMENT

As with all businesses, we are conscious of phishing attacks and see cyber security threats as an enterprise risk. Therefore, to ensure we maintain our capacity to operate we have partnered with cyber security companies. All staff receive IT security awareness training and ongoing awareness campaigns.

12

# DEVELOPING A SUSTAINABLE SUPPLY CHAIN



We see our supply chain as both an integral part of operations and an area where we can influence sustainability and promote better Corporate Social Responsibility (CSR) practice. The principles of our Code of Conduct extend to our supply chain and we proactively assess the oversight of CSR efforts of our suppliers.

In 2018, we began Supplier CSR engagement by communicating our Supplier Procurement and Corporate Social Responsibility Policy with our vendors. In 2019, we made a strategic decision to further strengthen our engagement with our suppliers. To assess our vendors' CSR performance, we have partnered with EcoVadis, a leading independent CSR Business rating company. Also, we have further developed our relationship with TRACE International to utilize their expertise on Anti-bribery and Corruption (ABC) Awareness training.

Throughout 2020, we will further develop our due diligence within our supply chain using a three-phase approach. Firstly, all suppliers will be required to commit to adhering to our Code of Conduct and they will receive ABC training by TRACE International. Secondly, our top suppliers, and higher CSR risk suppliers such as labour agents and waste management, will undergo EcoVadis screening. This enables us to independently evaluate their management of key CSR issues and where we need to focus our resources to enhance our supply chain. Finally, if necessary, we will conduct physical audits of vendors.

The EcoVadis assessment will include assessment of vendor's modern slavery due diligence, meet out MSHT Act commitment, and report their GHG emission, which is important for our own review of Scope 3 emission.

ecovadis

13

     PEOPLE  We believe in working together to grow our company. Our Vision is to be the leading offshore drilling contractor. But even with our modern fleet of rigs, this ambition can only be realized with a strong and passionate workforce.We are building a company that centres at thewell-being of the crew. Training and development are crucial, as having the best-trained people enables our company to be dynamic and adaptable.And importantly, although we are growing fast, we try to maintain that small knit family feeling. Our CEO and SVP Operations remain engaged with operations, visiting working rigs to meet the crews, to receive feedback on their experience and to learn where improvements can be made.

## WORKFORCE AND DIVERSITY

Our fleet is growing and so is the company. The number of employees* has significantly increased, from a workforce of 80 in 2017, to 1,243 in 2018 and now 1,934 people in 2019! This increase is due to the expansion of operations and our operating regions.

Our culture is based around a diverse work force and a belief in working together. We promote a workplace free from harassment and discrimination. Borr Drilling does not tolerate working conditions that conflict with international laws and practices, or our Code of Conduct. Our employees are required to respect the personal dignity, privacy and rights of everyone they interact with during work and those affected by our business operations.

Borr Drilling encourages gender diversity and is an equal opportunity employer. In 2019, approximately 4.4% of the overall workforce were female. As a percentage of shore-based staff, women represent approximately 33% of office employees. Of the seven members of the board of directors, two are female. This has increased from zero in 2018.

While the percentage of females in our workforce may seem low compared to other industries, the offshore drilling industry has traditionally been dominated by men, primarily driven by the physically demanding nature of the work and extended periods of work rotations.

## HIRING CREWS FROM WITHIN COUNTRY OF OPERATIONS

At Borr Drilling, we strongly believe in hiring and developing crew members that are local to the country of operations. While traditionally drilling contractors relied on international expatriate crew to fill many positions, we have chosen a strategy of using local resources whenever available.

The hiring and subsequent training of local crews allows Borr Drilling to give back to the countries we are working in. It has a positive impact on local communities, as offshore sector jobs are often better paid in comparison to onshore based functions, so there is additional income for the crew's communities. It also reduces the requirement for personnel to travel long distances and reduces the company's air travel carbon footprint.

## TRAINING AND COMPETENCY OF WORKFORCE

Borr Drilling is committed to training its workforce to the highest level. By increasing the competency base of our organization, we create confident and highly qualified staff. We are convinced that an appropriately trained and competent workforce is vital to ensuring operational excellence and safe operations.

In 2019 we launched Borr Competency Assessment Management System (BCAMS), to provide a structured competency system for all offshore personnel. Crews are provided coaching and training necessary to improve and maintain their competency at work. This program enables all our offshore crews to demonstrate their competency and serves as a mechanism for career development and progression. BCAMS will be implemented throughout the fleet in 2020.

## CREW WELL-BEING

The health and well-being of our crews is crucial. All our rigs have recreation rooms and communal areas for crews to relax and unwind after a shift. There are opportunities to stay fit in the onboard gym and our chefs offer healthy options as well as a diverse range of local and international cuisines.

Borr Drilling partners with International SOS, a leading medical support services company, to provide medical services on the rigs. Each rig has a qualified health care professional and fully equipped clinic with necessary medication and equipment to provide health care treatment to crews onboard. International SOS provides additional shore-based support when required.

## SECURITY

The safety and security of our crews is of utmost concern when travelling within a country and to and from the rigs. Security assessment is carried out prior to and during operating in high risk areas. With the support of global security experts, country specific security plans are implemented. Where necessary, our rigs are aligned to the International Ship and Port Facility Security (ISPS) Code.

## WORKFORCE

2017
80

2018
1,243

2019
1,934

*Workforce includes FTE and contractors. Refer to Performance Data on Page 26 for additional information.



16

17

 18 19      SAFETY  At Borr Drilling safety is of paramount importance during all our operations and we continuously pursue our goal of zero harm to people. To ensure a daily rhythm of safety, proactive measures are taken to prevent work related injuries and illnesses, including pre-shift meetings, task risk assessments, toolbox talks,Stop Work Authority and Time-out for Safety.We continue to enhance our safety culture. In 2019 we provided our rigs with new tools to bring us to our goal of zero harm. We implemented nineIOGP’s Life-Saving Rules across the fleet and invested in ‘Comet’, a new Incident Investigation platform. We are also proud of transitioning our Safety Management System to ISO45001 and obtaining ISO45001 certification for our corporate office.

## SAFETY SYSTEMS

Safety starts before any drilling operations begins. Prior to starting a new drilling campaign, close collaboration with the operator is undertaken, including Drilling Well on Paper (DWOP) and bridging documents workshops to ensure all safety hazards are identified and appropriate mitigation is put in place.

Throughout the well operation, safe systems of work are followed, including task risk assessment, Stop Work Authority and behaviour-based safety systems. Our rig teams work with safety in mind, and operations are based around many safety measures; pre-shift safety meetings for the oncoming shift, team toolbox talks before starting tasks, weekly safety meetings for all the crew.

## SAFETY MONITORING AND PERFORMANCE INDICATORS

To provide direct safety support to operations, a Safety Performance Coach is assigned to each rig and all regions have shore-based QHSE Managers and QHSE Advisors. The Corporate QHSE Department sets the strategy and provides high level guidance and system support.

To monitor the safety performance, rig management performs daily HSE reviews and each month an HSE performance review is carried out by the corporate management team. Monthly performance reports are provided to the Board, senior management and company personnel.

The key safety statistics for 2019 are Lost Time Incident Frequency (LTIF) of 0.91 (compared to 0.62 in 2018) and Total Recordable Injury Frequency (TRIF) of 2.12 (compared to 1.55 in 2018). This increase is reflected in the significant increase in operating rigs. In 2019 there was more than 100% increase in man hours and eight rigs came into operations.

## NEW INCIDENT INVESTIGATION PLATFORM

Although our goal is to have zero harm to our workforce, unplanned events do occur. To prevent reoccurrence, every incident and near miss is investigated to identify the root cause, and corrective actions are implemented. Lessons learned from such incidents are shared across the fleet through safety alerts.

We implemented 'Comet', an industry leading investigation and root cause solution, across the business. Now all incidents, including HSE, security and asset, are investigated using the Comet platform. This provides unity to the process and ensures that lessons learned are captured and shared across the company.

## EMERGENCY PREPAREDNESS

Emergency response procedures and systems are in place at rig, region and corporate level. Frequent emergency response exercises are conducted offshore to ensure robustness of the arrangements and the readiness of the crew. We have partnered with Restrata, a leading provider of emergency response, for coordination facilities.



## KEY SAFETY METRICS

| | 2019 | 2018 |
|---|---|---|
| LTIF* | 0.91 | 0.62 |
| TRIF* | 2.12 | 1.55 |

*including all persons on board

## LIFE-SAVING RULES IMPLEMENTATION

Based on industry insights, the International Association of Oil & Gas Producers (IOGP) has developed nine life-saving rules after identifying the leading cause of fatalities in the industry. These rules offer a clear, simple and consistent message on how to reduce workplace risk.

We see this shared approach to safety as a valuable tool to reach our target of zero harm. In 2019, Borr Drilling embraced the IOGP's Life-Saving Rules and integrated them within the organization. We conducted a mapping of the rules with our own safety procedures, provided training to all personnel and rolled out an awareness campaign across the fleet.

LIFE-SAVING RULES

# SAFETY LEADERSHIP TRAINING

Since our first rig commenced operations in Nigeria in December 2017, over a dozen premium rigs have gone into service. However, a rig without a crew is only steel and equipment. It is the crew's teamwork and dedication that give the rig the heart and soul to make it a success. Therefore, much of our focus before the operations commence is on aiding the new crew to become a team, a family.

Across our fleet, all new crews actively participate in Safety Leadership Training (SLT) workshops. Operation and QHSE Departments join efforts to present SLT workshops, bringing together management, core crews, client and third-party personnel in a relaxed onshore setting. Each two-day SLT workshop is tailormade to the rig, region and client requirements.

The workshops focus on leadership, human factors and safe systems of work, with delegates' participation encouraged throughout. New personnel are introduced to the Borr Drilling culture through presentations from senior management and familiarization of the company management system and our processes. The crews learn of our strong focus on safety, in particular, safe systems of work and Stop Work Authority. We are committed to empowering all personnel to do the right thing.

Practical exercises assist with team building and continual team involvement, and the SLT concludes with a fun rapid-fire quiz, closing comments and presentations. To ensure learnings are successfully transferred to the worksite (offshore), mentoring programmes are established and a full suite of on-the-job and e-learning training programs are implemented offshore.


VISION
MISSION
VALUES

20

     ENVIRONMENT  Everyday, our offshore rigs operate in seas and oceans around the world, making us very conscious of our environmental footprint. Therefore, we are committed to undertaking our operations in an environmentally safe manner, in order to lessen our impact on the environment.As an innovative company with a modern fleet, we are always looking for ways to improve the efficiency of our operations and to reduce our impact on the environment. Our target is to have zero spills to sea. As we are keenly aware of the contribution to global GHG emissions, we are also dedicated to reducing our air emissions.

### ENVIRONMENTAL MANAGEMENT

To ensure our environmental management system matches both our internal expectations and that of our clients and regulators, all operating areas and rigs adhere to the ISO 14001 standard. Our operations in the North Sea and Abu Dhabi are independently certified by DNV GL and in 2019 we extended our ISO 14001 certification to our corporate office.

The key environmental aspects for offshore operations are controlled liquid discharges to sea, emissions to air and waste generation, and the potential for spills to sea. To reduce environmental risk to levels as low as reasonably practicable, we have mapped the processes around these key aspects and put in place stringent procedural controls and mechanical barrier systems.

Compliance with IMO and International Convention for the Prevention of Pollution from Ships (MARPOL) regulations, such as the International Oil Prevention Pollution Certificate, is adhered to.

### DISCHARGES AND SPILLS TO SEA

Deck Drainage Management Plans ensure our rigs have a robust system in place to prevent spills to sea, including preventative maintenance and mechanical barriers to contain all liquids on board. Accumulated water, generally from rain on decks, is treated in oily water separators and discharged within permitted thresholds. Across the fleet we use environmentally friendly chemicals when available, for example for rig wash and jacking greases.

Borr Drilling has a target of zero spills to sea. We are committed to achieving this goal and have a policy of reporting all incidents, no matter the size. We thoroughly investigate spills and put in place appropriate mitigation measures, with lessons learned shared across the fleet.

Each rig has an IMO Shipboard Oil Pollution Emergency Plans (SOPEP) and rigs regularly perform spill response exercises to ensure that if a spill did occur, all onboard and shore-based teams are prepared to act in a planned and suitable manner.

In 2019, we had zero significant spills (i.e. a spill with a volume greater than 1 metric cube). There were two spills to sea with volumes greater than 100 litres. The combined volume of spills to sea in 2019 was 399 litres. In 2018, there was one spill to sea of 445 litres.

### WASTE MANAGEMENT

We consider the generation of waste an important environmental aspect, which we address in our MARPOL Garbage Management Plans. All waste types are segregated and backloaded to the shore for correct treatment and disposal at licensed waste facilities.

## KEY ENVIRONMENTAL METRICS

| | 2019 | 2018 |
|---|---|---|
| Total GHG Emission ($CO_2e$) (tonnes) | 150,784 | 106,218 |
| Emission Intensity - GHG Emissions per 1,000 manhours (tonnes) | 22.73 | 32.65 |
| Spills > 1,000L (1 tonne) | 0 | 0 |
| Spill > 100L | 2 | 1 |
| Total Volume of liquids spilled to sea (litres) | 399 | 445 |



24

# GREENHOUSE GAS EMISSIONS:
## MEASURING, MONITORING AND MITIGATING

At Borr Drilling, we continuously aim to lessen the air emissions from our operations. We are especially focused on the reduction of Greenhouse Gases (GHG). We achieve this reduction by measuring, monitoring and mitigating the GHG emissions.

All rigs record daily fuel usage and office electricity usage is tracked. We collate this information in our HSE Enterprise System and report on a monthly basis to management.

Our emission calculations are based on the GHG Reporting Protocol methodology. Scope 1 emissions are 'Direct Emissions' and the primary source is from rig engines, with a small proportion (<1%) of refrigeration gas emissions from rig air conditioning units. Scope 2 emissions are Indirect Emissions from electricity usage in our offices.

The overall Carbon Emissions from Scope 1 and Scope 2 is 150,784 tonnes $CO_2$ eq in 2019. This is an increase of 42% from 2018 (106,218 tonne $CO_2$ eq). The reason for this increase is the growth in operations, as there is a correlation between operational activity and carbon emissions.

The carbon intensity of our operations can be analysed based on carbon emitted per 1000 manhours worked. Based on this matric, in 2019 the intensity of our operations reduced, from 32.65 tonnes $CO_2$ eq in 2018 to 22.73 tonnes $CO_2$ eq to 2019. This indicates that while our absolute emissions increased by 42%, our relative GHG emissions reduced by 30%. The relative decrease results from efficiencies of scale and by having a modern fleet of new build rigs with more efficient engines.

To ensure validity of the data, the Scope 1 and Scope 2 GHG emissions are verified annually by an independent and CDP certified environmental consultancy.

### MITIGATION OPTIONS

As our operations are offshore in remote areas, and due to the mobile nature of the rigs, it is not feasible to use renewable energy sources from grid connections. However, we are researching the usage of hybrid battery packs, the implementation of Energy Management Plans and using biofuels.

### CDP PARTICIPATION

The Carbon Disclosure Project (CDP) is an international non-government organization that provides a global disclosure system for companies to manage their environmental impact. For the second year running, Borr Drilling participated in CDPs global GHG monitoring program.

CDP rates a company on how well they manage their Carbon Emissions on a scale from D to A, with A being the best. In 2019, Borr Drilling scored a 'B - Management' rating.

CDP

### OTHER AIR EMISSIONS

All of the premium rigs in our fleet use Tier III engines, which means they are efficient at reducing Nitrogen Oxide (NOx) emissions. Also, our rig's engines are certified for compliance with MARPOL Annex V International Air Pollution Prevention. New low sulphur fuel (0.5%m/m sulphur) rules were introduced by the International Maritime Organization (IMO) in January 2020, so going forwards all our fleet will have lower sulphur oxides (SOx) emission levels.



25

COLOPHON  Concept, Text and Design Danielle Gruijs & Jacqueline Wissing, Springfish (NL)Wesley Schulte, Intire (NL)  PhotographyBorr Drilling Limited  Print  This sustainability report has been printed with linseed oil-basedbio-ink.    More information?If you have any questions or comments concerning this Sustainability Report please contact:Magnus Vaaler,Vice President of Treasury & IR mvaaler@borrdrilling.com+ 47 9 345 85 73  Corporate OfficeBorr Drilling Management (UK) Ltd. 20 North Audley StreetW1K 6LX London United Kingdom  www.borrdrilling.com  26  27  CHARITY WORK  The drilling community has a long tradition of rig personnel being involved with charity drives and raising money for  PERFORMANCE DATA                                            Number of Workforce (Total)  1,934  1,243  Editorial and Text  Full time employees (FTE)  694  593  Mark Masterson, Borr Drilling  Contracted  1,240  650    EMISSIONS TO AIR  Carbon Dioxide (CO2)  tonnes  147,427  102,799  projects in developing countries. This tradition has continued  Methane (CH4)Nitrous Oxide (N2O)  tonnestonnes  381,990  261,362  in Borr Drilling. Crew members organize fund raising on their  Sulphur Oxidies (SOx)  tonnes  2,368  rigs and choose which  charities they’d like to donate to. Opmeer, The Hague, NL  Total Greenhouse gas (GHG) emissions (CO2 Equivalent)  tonnes  150,784  106,218    2019  2018  PEOPLE  Female in Workforce (FTE & Contracted)Offshore Positions Onshore PositionsPercentage Females on Board of Directors  %%%%  4.413329  4.71380  SAFETY  FatalitiesLost Time Injury Frequency (LTIF)Total Recordable Incident Frequency (TRIF)  00.912.12  00.621.55  ENVIRONMENTAL  1,376  Direct GHG emissions (scope 1 GHG Protocol)  tonnes  150,448  104,952  Indirect GHG emissions (scope 2 GHG Protocol)  tonnes  336  1,266  otal Energy Consumption MWhMarine Gas Oil Used tonnesElectricity Usage MWh    550,11940,901875  385,06431,6642,852  T                GHG Emission IndicesEnergy Intensity - Total Revenue (per US dollar)    0.00045  0.00064  Worked Hours Intensity - tonnes CO2 eq per person 1000 hours work  tonnes  22.73  32.65  ACCIDENTAL RELEASE TO SEA        Total Reported Spills to Sea    2  1  Spills > 1 M3Spill between 0.1 M3 and 1 M3    02  01  Total Volume of liquids spilled to sea  litres  399  445  WASTE        Total Waste  tonnes  2,580  1,363  Total Hazardous  tonnes  1,083  534  Total Non-Hazardous  tonnes  1,497  830  PEOPLEIncrease in headcount is due to increase in operations worldwide.Increase in percentage of females membersof Board of Directors is due to appointment of two women directors in 2019. Total num- ber of board members is seven.SAFETYLTIF and TRIF calculated based on one million working hours and is based on all personnel on board.ENVIRONMENTALGHG EMISSIONSEnergy Intensity - Ratio of Total revenue and Total GHG emissions (Scope 1 and 2), expressed in US dollars.  Worked Hours Intensity – Ratio of Total number worked hours and Total GHG emissions (Scope 1 and 2), expressed as tonnes CO2 eq per 1000 hours worked.Adjustment to 2018 GHG emission figures. Figures presented in this report include Paragon Offshore data from 1 January 2018 to date of purchase of Borr Drillingon 28 March 2018. Also, in 2018 the CO2 eq conversion factor used was for Gas Oil. Thishas been adjusted to Marine Gas Oil, which is the correct reference type of fuel used on the vessels. 2019 GHG emissions also used Marine Gas Oil conversion factor.2019 Scope 3 Emissions is 43,671 tonnesCO2 eq. This includes Business flights (9,445 tonnes CO2 eq), fuel and electricity Well to Tank (34,116 tonnes CO2 eq) and waste (110 tonnes CO2 eq).  2019 GHG emissions have been independently verified by CEMAsys AS, Oslo, Norway.GHG emissions are calculated in accordance with the GHG Protocol Corporate Accounting and International Petroleum Industry Environ- mental Conservation Associations (IPIECA) Oil and Gas Industry Guidance on Voluntary Sustainability Reporting.The IPIECA Guidance sets the boundary of Drilling Contractor’s Scope 1 emissions as fuel burned on the rig and refrigeration gas emissions. Emissions from flaring are outside the Drilling Contractor’s scope.The main source of air emissions arisesfrom combustion of fuel in the rig’s engines.  ACCIDENTAL RELEASE TO SEAThis includes hydrocarbons and operationalchemicals spills to sea during rig operations.  This report includes forward looking statements, which do not reflect historical facts and may be identified by words such as "plan", "may", “believe”, “continue”,“estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include statements relating toour corporate strategy, the impact of COVID-19, key initiatives, our sustainability goals, milestones, ambitions and plans including those relating to workforce, safety, governance and environment and other non-historical statements. Such forward-looking statements are subjectto risks, uncertainties, contingencies andother factors could cause actual events to differ materially from the expectations expressed or implied by the forward-  looking statements included herein, including risks related to our business and industry, the impact of the COVID-19 outbreak and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed orimplied by the forward-looking statements included herein. These forward-looking statements are made only as of the dateof this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.  NOTES ON PERFORMANCE DATA  A great example of this is on the Norve rig in Gabon, where rig personnel apply a novel approach to raising money. The rig has a pool table in the recreational area, where a weekly poolchampionship takes place. To enter the championship the player contributes to a charity pot. The reward for winning is a small trophy and bragging rights for the week. All donated money goes to charity. Over the course of the year, a sizable amountof money was raised and went to good causes in the local community, including a shelter for street children and a clinic.DISCLAIMER    Rig crew    Shopping for groceries for shelter